Exhibit 99.3

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	01	08	2006

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	2,852
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Allen	Ordinary	601

Address
6 CUSHLA MONKSLAND ATHLONE WESTMEATH CO WESTMEATH, IRELAND
UK postcode

Name	Class of shares allotted	Number allotted
Mr Francis Gilsenan	Ordinary	601

Address
8 NEWBURY PARK CLONSHAUGH DUBLIN DUBLIN 17, EIRE
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Kelly-Anne Foxley	Ordinary	917

Address
5 KENT STREET DERBY DERBYSHIRE
UK postcode DE21 6DU

Name	Class of shares allotted	Number allotted
Mr Richard Jackson	Ordinary	458

Address
37D HIGH STREET BALDOCK HERTFORDSHIRE
UK postcode SG7 6BE

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	S P Webster	Date 1/8/06
S P Webster
A director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MR BARRY SHARP	Ordinary	275

Address
3 WILNCOTE ROAD SOLIHULL WEST MIDLANDS
UK postcode B91 1BU

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ S P Webster	Date 1/8/06
S P Webster
A director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform